SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Report II/2003
1 January — 30 June

2003 JAN FEB MAR APR MAY JUN	• Internal operating profit substantially higher

• As expected, net income below last year’s level

• Increases in internal operating profit and net income

   expected for full year 2003

• on·top project sets targets for strategy, organizational

structure, and performance

E.ON Group financial highlights

	1 January — 30 June

E.ON Group key figures at a glance	2003	2002(1)	Change

	€ in millions
Electricity sales in billion kWh(2)	196.2	160.2	+22%
Gas sales in billion kWh(2)	409.9	332.5	+23%
Sales(3)	24,107	16,173	+49%
EBITDA(4)	4,891	3,639	+34%
EBIT(4)	3,483	2,416	+44%
Internal operating profit(5)	2,677	2,255	+19%
Income/(loss) from continuing operations before income taxes and minority interests	3,570	1,192	+199%
Income/(loss) from continuing operations	2,504	523	+379%
Income/(loss) from discontinued operations, net	697	2,699	-74%
Net income	2,753	3,413	-19%
Investments	6,084	3,570	+70%
Cash provided by operating activities	2,042	2,312	-12%
Employees (30 June/31 December)	64,060	101,910	-37%
Earnings per share (in €)	4.22	5.23	-19%

(1)	Adjusted for discontinued operations (see reconciliation on page 30 and commentary on pages 25–26).

(2)	Prior-year figures include pro-forma figures for Ruhrgas and Powergen.

(3)	Results from energy trading activities are recognized net. Sales for the prior year were adjusted to facilitate comparability.

(4)	Non-GAAP financial measure; see reconciliation to internal operating profit on pages 30-31.

(5)	Non-GAAP financial measure; see reconciliation to net income on page 4.

Non-GAAP Financial Measures. This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

     E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). This interim report contains certain financial measures (consolidated internal operating profit, EBIT, EBITDA, net financial position, free cash flow, ROCE, and capital employed) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

E.ON Group financial highlights
Results of Operations
Core Energy Business
Financial highlights by business unit[1]
Ruhrgas
Powergen Group
Other/Consolidation
Other Activities
Viterra
Degussa
Employees
Investments
Financial Condition
Highlights
on·top
Outlook
Interim Financial Statements (Unaudited)
Information by Operating Segment
Financial Calendar

Contents

4	Results of Operations
6	Core Energy Business
6	— E.ON Energie
8	— Ruhrgas
9	— Powergen
10	— Other/Consolidation
11	Other Activities
11	— Viterra
11	— Degussa
12	Employees
13	Investments
14	E.ON Stock
15	Financial Condition
17	Highlights
18	on·top
19	Outlook
20	Interim Financial Statements (Unaudited)
30	Information by Operating Segment
32	Financial Calendar

Interim Report II/2003

Results of Operations

	1 January — 30 June

Sales	2003	2002	Change

	€ in millions
E.ON Energie	11,747	9,684	+21%
Ruhrgas	5,768	—	—
Powergen	5,214	—	—
Other/Consolidation	-130	18	—

Core energy business	22,599	9,702	+133%

Viterra	514	541	-5%
Degussa	994	5,930	-83%

Other activities	1,508	6,471	-77%

Sales	24,107	16,173	+49%

Internal operating profit

	1 January — 30 June

	2003	2002	Change

	€ in millions
E.ON Energie	1,873	1,741	+8%
Ruhrgas	611	—	—
Powergen	306	—	—
Other/Consolidation	-319	97	—

Core energy business	2,471	1,838	+34%

Viterra	101	83	+22%
Degussa	105	334	-69%

Other activities	206	417	-51%

Internal operating profit(1)	2,677	2,255	+19%

(1)	Non-GAAP financial measure; the table below provides a reconciliation to net income.

	1 January — 30 June

Net income	2003	2002	Change

	€ in millions
Internal operating profit	2,677	2,255	+19%

Net book gains	609	350	—
Restructuring expenses	-73	-102	—
Other nonoperating earnings	357	-1,311	—

Income/(loss) from continuing operations before income taxes and minority interests	3,570	1,192	+199%

Income taxes	-806	-194	—
Minority interests	-260	-475	—

Income/(loss) from continuing operations	2,504	523	+379%
Income/(loss) from discontinued operations, net	697	2,699	-74%

Cumulative effect of changes in accounting principles, net	-448	191	—

Net income	2,753	3,413	-19%

Our results of operations for the first six months of 2003 continued the positive development of the first quarter. In our core energy business, electricity and gas sales rose substantially compared with those for the first half of 2002. The Powergen and Ruhrgas acquisitions played a key role in the increase. But even when measured against first-half 2002 numbers that include pro-forma figures for the acquired companies, electricity sales increased 22 percent to 196 billion kilowatt-hours (kWh) and gas sales climbed 23 percent to 410 billion kWh.

     The increase in reported power sales at our electricity business in Germany reflects the fact that E.ON Energie’s consolidated figures for the first half of 2003 include several companies whose figures were not consolidated in the first half of 2002. Gas sales at E.ON Energie and Ruhrgas benefited from lower temperatures in the period under review relative to the first half of 2002. The integration of TXU’s retail business was the main factor behind the substantial increase in Powergen’s electricity and gas sales in the U.K. LG&E Energy’s sales volumes in the U.S. were largely unchanged from the prior-year period, mainly because of milder weather, particularly in the second quarter.

     Our revenue figures also reflect higher sales volumes. Group sales climbed 49 percent year-on-year. Sales in our core energy business more than doubled, primarily owing to the inclusion of Ruhrgas and Powergen, which were not part of the E.ON Group in the first half of 2002. In addition, the first-time inclusion of several regional utilities in Germany and Europe enabled E.ON Energie to grow its revenues considerably. By contrast, the deconsolidation of Degussa, which has been accounted for using the equity method since 1 February 2003, reduced reported sales by €4.9 billion.

     Internal operating profit rose 19 percent to €2.7 billion in the first six months of 2003. Our core energy business, which accounts for more than 90 percent of our internal operating profit, grew internal operating profit by 34 percent. The increase is primarily due to the inclusion of Ruhrgas and Powergen, though the two companies also made a markedly positive contribution to earnings after financing costs, which are reported as part of the internal operating profit of our Other/Consolidation segment. E.ON Energie grew its internal operating profit by 8 percent. All of E.ON Energie’s business units contributed to the increase, in some cases benefiting from the inclusion of newly consolidated regional utilities. Viterra also posted a markedly higher internal operating profit. Earnings growth in our core energy business more than offset the

Interim Report II/2003

earnings shortfall of approximately €230 million related to the deconsolidation of Degussa.

     Net book gains in the first half of 2003 were distinctly higher compared with the prior-year period and resulted mainly from the sale of an approximately 5.8 percent interest in Bouygues Telecom to the Bouygues Group (€294 million). In addition, E.ON posted a gain on disposal of €168 million on the sale of roughly 18 percent of Degussa’s shares. E.ON Energie recorded a net book gain of €125 million on the sale of securities. A further book gain of approximately €100 million resulted principally from E.ON Energie’s disposal of shares in a regional utility and Powergen’s sale of interests in power stations in Asia. These gains were offset primarily by a book loss of €76 million on the March 2003 disposal of a 1.9-percent stake in HypoVereinsbank. Net book gains in the prior-year period resulted mainly from the breakup of Rhenag and the sale of shares in Steag and Sydkraft.

     At €73 million, restructuring expenses declined year-on-year and in the period under review were recorded mainly at Powergen, where they related to the integration of the operations it acquired from TXU. Restructuring expenses for the first six months of the prior year were recorded almost exclusively in our chemicals business.

     Other nonoperating earnings improved by approximately €1.7 billion relative to the prior-year period. In the first half of 2003, the main component of this item was earnings of €213 million from our interest in RAG that is accounted for using the equity method; this amount results from one-off effects of U.S. GAAP adjustments. Other nonoperating earnings also reflect unrealized income from the required marking to market of energy derivatives at E.ON Energie and Powergen. The substantial loss recorded for the prior-year period was mainly attributable to the valuation allowance on our stake in HypoVereinsbank which was necessitated by the stock’s low market price.

     Income from continuing operations before income taxes and minority interests rose 199 percent year-on-year to €3,570 million. In the prior-year period this figure had been negatively impacted by the substantial loss reported under other nonoperating earnings.

     In the first six months of 2003, the E.ON Group’s continuing operations include a tax expense of €806 million. The effective tax rate increased to 22.6 percent in the first half of 2003, compared with 16.3 percent in the first half of 2002. There are two main reasons for the higher rate. First, last year there were tax benefits related to the valuation allowance on our stake in HypoVereinsbank. Second, we did not receive as many corporate tax credits on dividends due to a new German law designed to eliminate tax allowances (Steuervergünstigungsabbaugesetz).

     Minority interests declined to €260 million. The decrease mainly reflects changes in our portfolio of shareholdings and higher earnings at E.ON Energie companies in the prior year. The deconsolidation of Degussa was also a factor in the decline.

     Income from continuing operations rose 379 percent to €2,504 million. In the prior-year period, this item had also been negatively impacted by the substantial loss reported under other nonoperating earnings.

     Results from discontinued operations in the first six months of 2003 mainly reflect the book gain recorded on the sale of Viterra Energy Services. The higher prior-year figure is also primarily attributable to gains on the disposal of discontinued operations (a detailed overview can be found on page 26). E.ON Energie’s Gelsenwasser subsidiary as well as Viterra Contracting are shown under discontinued operations effective the first quarter of 2003. The prior-year figure primarily includes the following businesses: VAW aluminium, VEBA Oel, Stinnes, Viterra Energy Services, and certain operations divested by Degussa.

     The cumulative effect of changes in accounting principles is exclusively attributable to the application of a new Statement of Financial Accounting Standard (SFAS) 143, “Accounting for Asset Retirement Obligations” (commentary on SFAS 143 is on page 28). The figure for the prior-year period includes negative goodwill of €191 million on the sale of our aluminum business pursuant to SFAS 142, “Goodwill and Other Intangible Assets.”

     As anticipated, net income of €2,753 million was below the prior-year figure, owing to the exceptionally high net book gains E.ON reported in the prior year and to charges arising from changes in accounting principles in the current year. The same factors apply to earnings per share of €4.22.

Interim Report II/2003

Core Energy Business

	1 January — 30 June

E.ON Energie AG, Munich	2003	2002	Change

	€ in millions
Sales	11,747	9,684	+21%
Thereof: electricity tax	696	477	+46%
EBITDA	3,019	2,513	+20%
EBIT	2,241	1,822	+23%
Internal operating profit	1,873	1,741	+8%
Investments	952	2,569	-63%
Thereof: Property, plant, and equipment	594	640	-7%
Thereof: Financial assets	358	1,929	-81%

E.ON Energie

     E.ON Energie recorded markedly higher sales, primarily due to the inclusion in the current year of consolidated results from three German regional utilities and two European regional utilities that were not consolidated from the beginning of the prior year: Energie- Aktiengesellschaft Mitteldeutschland EAM (consolidated effective 1 June 2002), Elektrizitätswerke Wesertal EWW (effective 1 July 2002), Elektrizitätswerke Minden-Ravensberg EMR (effective 1 August 2002), Finland’s Espoon Sähkö (effective 1 April 2002), and Hungary’s Édász (effective 1 December 2002). A weather-driven increase in gas sales volumes and the further recovery of electricity prices in Germany also contributed to revenue growth.

     E.ON Energie also posted higher internal operating profit, growing earnings 8 percent to €1.9 billion relative to the same period of last year. All the company’s business units contributed to the advance.

     E.ON Energie’s Electricity business unit increased internal operating profit by €23 million year-on-year, reflecting the earnings contributions of newly consolidated companies and additional operating improvements. This positive development was partially offset by charges in the generation business, mainly related to the unplanned shutdown of Unterweser and Brunsbüttel power stations and the adoption of SFAS 143 to account for provisions for nuclear plant decommissioning.

     The Gas business unit grew internal operating profit by €47 million relative to the prior-year period. The improvement is principally attributable to a weather-driven increase in sales volumes and earnings contributions from newly consolidated companies.

     The Foreign business unit also reported higher internal operating profit, which rose €38 million from the year-earlier figure. The main factor was the inclusion in the current year of earnings from Édász and Espoon Sähkö, which in the prior year did not become fully consolidated E.ON Energie companies until the dates listed above. By contrast, earnings in Scandinavia were negatively impacted by reduced generation from hydroelectric facilities. This shortfall had to be made up with electricity produced at generating units that use more expensive energy sources like oil and natural gas.

     E.ON Energie’s Other/Consolidation business unit reduced its internal operating loss by €24 million. The improvement primarily reflects higher financial earnings.

Financial highlights by business unit(1)

	1 January — 30 June

	Germany
							Other/
	Electricity		Gas		Foreign		Consolidation		E.ON Energie

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	€ in millions
Sales(2)	6,368	5,633	2,011	1,553	2,259	1,763	413	258	11,051	9,207
EBITDA	1,895	1,582	363	297	646	598	115	36	3,019	2,513
EBIT	1,515	1,201	272	223	412	386	42	12	2,241	1,822
Internal operating profit	1,380	1,357	261	214	368	330	-136	-160	1,873	1,741

(1)	Effective 1 January 2003, Gelsenwasser is reported under discontinued operations. We adjusted the prior-year figures accordingly.
In addition, a number of changes were made to the organizational structure of E.ON Energie’s business units effective 1 January 2003. To improve comparability, we adjusted the prior-year figures to reflect substantial changes. These changes do not affect E.ON Energie’s total earnings.

(2)	Energy trading activities are recognized net. Sales exclude electricity tax.

Interim Report II/2003

E.ON Energie sold roughly 13 billion kWh or 11 percent more power than in the first six months of 2002. The higher number mainly reflects the inclusion, throughout the entire period under review, of power sales made by the newly consolidated companies mentioned above. E.ON Energie recorded the greatest volume increase in electricity sales to standard-rate and residential customers and to industrial and commercial special-rate customers.

     E.ON Energie met around 58 percent or 83 billion kWh (1H02: 61 percent or 79 billion kWh) of its power requirements with electricity from its own generation assets. The remaining 42 percent or 61 billion kWh (1H02: 39 percent or 50 billion kWh) consisted of electricity it purchased from jointly owned power stations and from outside sources. The 20 percent increase in reported power purchases results in part from the first-time inclusion of Édász and from increased power purchases at E.ON Benelux.

     In the period under review, E.ON Energie’s nuclear power stations were responsible for 49.2 percent of its owned generation compared with 49.1 percent in the first half of 2002. The figure for hard-coal-fired power stations was 27.7 percent versus 24.2 percent a year ago. Electricity generated from lignite accounted for 6 percent compared with 7.8 percent in the previous year. Hydroelectric power accounted for 9.6 percent against 12.9 percent in the prior year, with the decline attributable to the low water supply in reservoirs at hydroelectric plants in Scandinavia, which prevented hydroelectric power from being utilized to the same degree as in the prior-year period. The share of electric energy produced from other sources rose to 7.5 percent from 6.0 percent.

     The sharp increase in gas sales volumes resulted from lower average temperatures (particularly in the first quarter of 2003) along with the inclusion of EAM’s gas operations.

	1 January — 30 June

Power sales(1)	2003	2002	Change

	kWh in billions
Standard-rate customers	25.1	19.8	+26%
Special-rate customers	45.8	38.4	+19%
Regional and local distribution companies	67.1	66.4	+1%

Power sales	138.0	124.6	+11%

(1)	Excludes energy trading activities.

	1 January — 30 June

Owned generation, power purchases, and power sales(1)	2003	2002	Change

	kWh in billions
Owned generation	82.7	78.5	+5%
Purchases	60.6	50.4	+20%
Jointly owned power stations	9.2	9.1	+1%
Outside sources	51.4	41.3	+24%

Power purchases	143.3	128.9	+11%

Plant-use, transmission losses, pumped-storage hydro	5.3	4.3	—

Power sales	138.0	124.6	+11%

(1)	Excludes energy trading activities.

	1 January — 30 June

Gas sales(1)	2003	2002	Change

	kWh in billions
Standard-rate customers	29.8	25.6	+16%
Special-rate customers	23.6	17.8	+33%
Regional and local distribution companies	26.7	20.9	+28%

Gas sales	80.1	64.3	+25%

(1)	Excludes D-Gas trading activities.

Interim Report II/2003

Core Energy Business

1 January — 30 June
Ruhrgas AG, Essen(1)	2003

€ in millions
Sales	5,768
Thereof: natural gas tax	1,229
EBITDA	804
EBIT	631
Internal operating profit	611
Investments	248
Thereof: Property, plant, and equipment	63
Thereof: Financial assets	185

(1)	Fully consolidated effective 1 February 2003; figures are thus for five months.

	1 January — 30 June

Gas sales	2003	2002	Change

	kWh in billions
1Q03 (February and March)	146.4	117.5	+25%
2Q03 (April to June)	113.6	116.7	-3%

1H03 (February – June)	260.0	234.2	+11%

Ruhrgas

     Following an out-of-court settlement in January 2003, Ruhrgas became a fully consolidated E.ON Group company effective 1 February 2003.

     Cold weather was a key driver of Ruhrgas’s business development in the first six months of 2003. Natural gas demand rose nearly 10 percent in this period due to temperatures that averaged 1.1 degree Celsius below normal. Benefiting from the cooler weather, Ruhrgas’s gas sales climbed 11 percent relative to the first six months of 2002.

     The colder temperatures primarily impacted gas sales in the first quarter (February/March) of 2003, with Ruhrgas’s sales for this quarter climbing 25 percent year-on-year. In the second quarter, by contrast, Ruhrgas reported gas sales of 113.6 billion kWh, 3 percent less than the prior-year figure of 116.7 billion kWh.

     Higher sales volumes for the first half of the year resulted in higher revenues. Ruhrgas recorded revenues of €5.8 billion between 1 February and 30 June 2003. This substantial figure is attributable to both volume growth and to a natural gas tax hike that took effect on 1 January 2003. Demand spikes also helped increase revenues.

     In the period under review, Ruhrgas recorded internal operating profit of €611 million. This solid earnings performance is mainly attributable to volume growth, as well as to demand spikes in the first quarter, optimal utilization of Ruhrgas’s favorable procurement channels, and higher oil prices.

     In the period under review, Ruhrgas continued to make progress on the fulfillment of its commitments under the ministerial approval for E.ON’s acquisition of the company. Resellers who purchase more than 50 percent of their gas from Ruhrgas may reduce their contracted annual offtake by 20 percent for the remaining terms of their purchase agreements. These customers may also elect to continue to purchase all or part of this volume from Ruhrgas.

     Furthermore, Ruhrgas auctioned 15 billion kWh of gas from its procurement portfolio on 30 June 2003 in the first of six auctions under the gas release program. The price Ruhrgas obtained was in line with the minimum price set for this auction by the German Federal Ministry for Economics and Labor.

Interim Report II/2003

Powergen Group

Powergen recorded sales of €5,214 million and an internal operating profit of €306 million in the first half of 2003. Internal operating profit included €265 million for Powergen UK and €69 million for LG&E Energy. The residual figure comprises Powergen’s investments in the Asia-Pacific region, as well as corporate interest and other costs.

     In the U.K., Powergen’s integrated business recorded a solid performance over the first six months of the year, primarily due to the contribution from the former TXU retail business which was acquired in October 2002. The integration of this business is well advanced, and the expected cost savings are on target. At the end of June, the rebranding from TXU to Powergen was launched. Powergen UK’s electricity and gas customer accounts remained stable at 8.9 million at 30 June 2003.

     Powergen UK sold 35.9 billion kWh of electricity in the first half of 2003, nearly three times the volume of a year ago. Gas sales also increased considerably from 24.5 billion kWh to 60.3 billion kWh. The significant rise in power and gas sales also is primarily due to the inclusion of the retail business acquired from TXU.

     In the U.S., LG&E Energy’s regulated utility business sold 17.2 billion kWh of electricity and recorded internal operating profit of €86 million. Severe ice storms in Kentucky in February negatively affected earnings. Higher retail sales volumes due to colder than-normal weather in the first quarter of 2003 helped to offset this adverse effect. However, the positive trend in sales did not continue in the second quarter owing to unfavorable weather conditions. Off-system sales benefited from higher wholesale prices that more than compensated for lower off-system sales volumes.

     The non-utility operations showed an internal operating loss of €17 million. This was mainly caused by unplanned plant outages which reduced sales to 5.1 billion kWh in the first half of 2003 compared with 5.6 billion kWh in the prior-year period. The economic and political situation in Argentina remains difficult. However, profits from our Argentine gas distribution business benefited from the strengthening of the peso in the second quarter of 2003.

1 January — 30 June
Powergen Group(1)	2003

€ in millions
Sales	5,214
EBITDA	765
EBIT	457
Internal operating profit	306
Investments	428
Thereof: Property, plant, and equipment	330
Thereof: Financial assets	98

(1)	Powergen became a fully consolidated E.ON Group company on 1 July 2002.

	1 January — 30 June 2003

	Powergen	LG&E		Powergen
Financial highlights by business unit	UK	Energy	Other	Group

	€ in millions
Sales	4,190	1,024	—	5,214
EBITDA	538	222	5	765
EBIT	337	115	5	457
Internal operating profit	265	69	-28	306

	1 January — 30 June

Powergen UK power sales(1)	2003	2002	Change

	kWh in billions
Residential, small and medium enterprises	18.7	7.0	+167%
Industrial and commercial	17.2	5.7	+202%

Power sales	35.9	12.7	+183%

Residential, small and medium enterprises	36.2	13.2	+174%
Industrial and commercial	24.1	11.3	+113%

Gas sales	60.3	24.5	+146%

(1)	Excludes wholesale and power trading activities.

	1 January — 30 June

LG&E Energy sales	2003	2002	Change

	kWh in billions
Regulated utility business	17.2	17.3	-1%
Retail customers	15.0	14.8	+1%
Off-system sales	2.2	2.5	-12%
Non-utility business	5.1	5.6	-9%

Power sales	22.3	22.9	-3%

Gas sales	9.5	9.5	—

Interim Report II/2003

Core Energy Business

	1 January — 30 June

Other/Consolidation	2003	2002	Change

	€ in millions
Financing	-179	201	—
Investments	17	27	—
Miscellaneous/consolidation	-157	-131	—

Internal operating profit	-319	97	—

Other/Consolidation

The Other/Consolidation segment contains the results of central Group financing activities, interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.

     The decline in internal operating profit is due above all to markedly lower net interest income, owing primarily to financing costs related to the Powergen and Ruhrgas acquisitions.

Interim Report II/2003

Other Activities

Viterra

Viterra performed well in the first half of 2003, selling 3,748 housing units, a substantial increase from the prior-year figure of 3,273 units. Growth in housing unit sales was largely due to the sale of condominiums and multi-family units, which offer attractive margins. The largest single transaction in the current year was the sale of a block of 1,257 housing units in the Ruhr region and the Düsseldorf area.

     Viterra’s sales of €514 million were down 5 percent relative to the same period last year. The reasons were lower sales due to the phasing out of Viterra Baupartner’s business of developing one- and two-family houses and a decline in rental revenue due to the sale of housing units.

     Viterra grew its first-half internal operating profit to €101 million from €83 million a year ago. Positive factors were the increase in housing units sold and the phasing out of Viterra Baupartner.

Degussa

In 2002 Degussa was a fully consolidated E.ON division. On 31 January 2003 we sold a block of roughly 18 percent of Degussa’s shares to RAG. Effective 1 February 2003, Degussa has been accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company. For this reason, the sales figure recorded for Degussa comprises only the company’s January 2003 revenues. Under the equity method, only 46.5 percent of Degussa’s after-tax earnings are recorded in E.ON’s internal operating profit for all periods after 1 February 2003. This is why Degussa’s reported internal operating profit of €105 million is €229 million below the figure for the prior-year period.

	1 January — 30 June

Viterra AG, Essen	2003	2002	Change

	€ in millions
Sales	514	541	-5%
EBITDA	259	250	+4%
EBIT	182	170	+7%
Internal operating profit	101	83	+22%
Investments	95	299	-68%
Thereof: Property, plant, and equipment	46	24	+92%
Thereof: Financial assets	49	275	-82%

	1 January — 30 June

Degussa AG, Düsseldorf	2003(1)	2002	Change

	€ in millions
Sales	994	5.930	-83%
EBITDA	182	896	-80%
EBIT	123	468	-74%
Internal operating profit	105	334	-69%

(1)	Degussa was fully consolidated until 31 January 2003. Effective 1 February 2003, Degussa is accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company.

Interim Report II/2003

Employees

	30 June	31 December
Employees(1)	2003	2002	Change

E.ON Energie	40,767	41,823	-3%
Ruhrgas	10,008	—	—
Powergen	10,817	11,591	-7%
E.ON AG/Other	589	558	+5%

Core energy business	62,181	53,972	+15%

Viterra	1,879	2,471	-24%
Degussa(2)	—	45,467	—

Other activities	1,879	47,938	-96%

Continuing operations	64,060	101,910	-37%

Discontinued operations(3)	1,199	4,920	-76%

(1)	Figures do not include apprentices.

(2)	As of 30 June 2003, Degussa had 45,519 employees.

(3)	Includes Gelsenwasser and, effective 31 December 2002, Viterra Energy Services and Viterra Contracting.

At the end of June 2003, the E.ON Group employed 64,060 people in its continuing operations worldwide, of whom 26,884 were employed outside Germany. E.ON’s workforce has thus declined by 37,850 employees or 37 percent since year end 2002. As in the first quarter of the current year, this trend is mainly attributable to the deconsolidation of Degussa, which reduced the Group staff count by 45,467 employees when it took effect on 1 February 2003. E.ON companies in Germany currently provide training to 1,942 apprentices.

     In the first half of 2003, E.ON Energie’s workforce declined modestly to 40,767 employees.

     The number of people working at Ruhrgas rose 2 percent from 9,855 employees in the first quarter to 10,008. One factor was the consolidation of an industrial shareholding in Russia.

     At the end of June 2003, Powergen Group had 4,150 employees at LG&E Energy and 6,667 employees at Powergen. Since year end 2002, the Powergen Group’s staff count has declined by 7 percent, mainly due to the further integration of the former TXU activities.

     At the end of the first half of 2003, Viterra employed 1,879 people, a 24-percent reduction from year end 2002. One reason for the decline was workforce reductions at Deutschbau.

     During the reporting period, wages and salaries including social security contributions totaled €2,174 million for continuing operations, compared with €2,933 million a year ago.

Interim Report II/2003

Investments

The E.ON Group invested €6.1 billion in the period under review, 70 percent more than in the year-earlier period. E.ON invested €1,025 million in property, plant, and equipment and in intangible assets, compared with €1,130 million in the first six months of 2002. Investments in financial assets totaled €5,059 million, versus €2,440 million in the prior year.

     E.ON Energie invested 63 percent less than in the previous year. E.ON Energie’s capital expenditures for property, plant, and equipment totaled €594 million, compared with €640 million a year ago. The company invested €358 million in financial assets, versus €1,929 million in the prior year. The greater part of capital expenditures for property, plant, and equipment went toward power generation and distribution assets. E.ON Energie made no major equity investments in the period under review.

     In the first half of 2003, Ruhrgas invested €63 million in property, plant, and equipment and €185 million in financial assets. Ruhrgas’s largest single investment was the acquisition of additional equity in Gazprom, a Russian gas company.

     Powergen invested €330 million in property, plant, and equipment (mainly in power generation and distribution equipment), of which €195 million was at LG&E Energy and €135 million at Powergen UK. Powergen invested €98 million in financial assets at its U.K. business.

     In the first six months of 2003, Viterra’s capital expenditures of €95 million were appreciably lower than the substantial prior-year figure of €299 million, of which €273 million was attributable to the acquisition of 86.3 percent of Frankfurter Siedlungsgesellschaft (FSG). The largest single capital expenditure in the first half of 2003 was the purchase of the remaining outstanding shares in FSG from the City of Frankfurt for €49.2 million.

     Investments reported under Other/Consolidation mainly reflect payments to acquire the remaining Ruhrgas shares.

	1 January — 30 June

Investments	2003	%	2002	%

	€ in millions
E.ON Energie	952	16	2,569	72
Ruhrgas	248	4	—	—
Powergen	428	7	—	—
Other/Consolidation	4,325	71	180	5

Core energy business	5,953	98	2,749	77

Viterra	95	2	299	8
Degussa	36	—	522	15

Other activities	131	2	821	23

Investments	6,084	100	3,570	100

Interim Report II/2003

	30 June	31 December
E.ON Stock	2003	2002

Shares outstanding (in millions)(1)	652	652
Closing price (in €)	44.77	38.45
Market capitalization (€ in billions)(1)	29.2	25.1

(1)	Excludes treasury stock.

	1 January — 30 June

	2003	2002

High (in €)	44.77	59.97
Low (in €)	34.67	54.40
Trading volume(1)
in millions of shares	481	312
€ in billions	19.6	18.2

(1)	Source: Bloomberg; includes all German stock exchanges.

Including the cash dividend, the value of E.ON stock rose 21 percent in the first half of 2003, considerably outperforming the Euro Stoxx 50, which advanced 3 percent over the same period. E.ON stock also performed markedly better than its peer index, the Stoxx-Utilities, which finished June 2003 5 percent higher than its year end 2002 closing. The trading volume of E.ON stock climbed 8 percent year-on-year to €19.6 billion, making E.ON the eighth most-traded stock in the Dax index of Germany’s top 30 blue chips. As of 30 June 2003, E.ON was the sixth-largest Dax stock in terms of market capitalization.

Interim Report II/2003

Financial Condition

Management’s analysis of E.ON’s financial condition uses non-GAAP financial measures, two of which are net financial position and free cash flow. Management believes that these financial measures are particularly well suited to describing the E.ON Group’s financial condition.

     Though cash provided by operating activities in the first six months of 2003 was slightly below the prior year figure, cash flow from our core energy business was markedly higher.

     Cash provided by our newly consolidated companies, Powergen and Ruhrgas, was not enough to offset the effects of the deconsolidation of Degussa and the financing costs reported in our Other/Consolidation segment and mostly paid in the second quarter. E.ON Energie reported a substantial increase in cash flow due to intercompany tax offsets, operational improvements, and the inclusion of several regional utilities that became fully consolidated E.ON Energie companies in the first half of 2003.

     For the entire 2003 financial year, we expect cash provided by operating activities to considerably surpass the figure for 2002, since cash flow in 2002 was reduced by special items such as tax payments for prior years and payments to pension funds. Special items also reduced cash flow in the first half of 2003. As a result, we expect cash flow in the second half of the year to surpass the first-half figure by a substantial margin. In addition, we expect operating improvements to further increase cash flow.

     Free cash flow is defined as cash provided by operating activities less investments in fixed and intangible assets. E.ON uses its free cash flow primarily to make investments that create growth, to pay out cash dividends, to repay debts, and to make short-term investments.

     Due to the stable level of investments in property, plant, and equipment and in intangible assets, we expect free cash flow for full year 2003 to be substantially higher than in the prior year.

     As of 30 June 2003, the E.ON Group’s net financial position—the difference between its total financial assets of €12,859 million and its financial liabilities to banks and third parties of €24,475 million—amounted to –€11,616 million.

	1 January — 30 June

Cash provided by operating activities	2003	2002	Change

	€ in millions
E.ON Energie	2,467	1,411	+75%
Ruhrgas	439	—	—
Powergen	91	—	—
Other/Consolidation	-998	362	—

Core energy business	1,999	1,773	+13%

Viterra	136	101	+35%
Degussa	-93	438	—

Other activities	43	539	-92%

Cash provided by operating activities	2,042	2,312	-12%

	1 January — 30 June

Free cash flow	2003	2002	Change

	€ in millions
Cash provided by operating activities	2,042	2,312	-12%
Investments in intangible and fixed assets	-1,025	-1,130	-9%

Free cash flow(1)	1,017	1,182	-14%

(1)	Non-GAAP financial measure; reconciled to cash provided by operating activities in this table.

	30 June	31 December	30 June
E.ON Group net financial position	2003	2002	2002

	€ in millions
Bank deposits	4,676	1,317	14,378
Securities and funds (current assets)	6,879	7,068	7,805

Total liquid funds	11,555	8,385	22,183

Securities and funds (fixed assets)	1,304	1,519	1,967

Total financial assets(1)	12,859	9,904	24,150

Financial liabilities to banks/loans	-16,924	-19,554	-15,783
Financial liabilities to third parties	-7,551	-2,810	-845

Total financial liabilities	-24,475	-22,364	-16,628

Net financial position(2)	-11,616	-12,460	7,522

(1)	Includes long-term securities; prior-year figures have been adjusted accordingly.

(2)	Non-GAAP financial measure; a reconciliation to the relevant GAAP measures can be found on page 16.

Interim Report II/2003

Financial Condition

Net financial position, a non-GAAP financial measure, is derived from several items, each of which can be reconciled to a GAAP financial measure, as indicated in the table below.

	30 June	31 Dec.	30 June
Reconciliation of net financial position	2003	2002	2002

	€ in millions
Liquid funds shown in the Consolidated Financial Statements	11,555	8,385	22,183

Financial assets shown in the Consolidated Financial Statements	20,045	16,971	14,320

Thereof: loans	-1,889	-2,048	-2,352
Thereof: equity investments	-16,159	-12,767	-8,770
Thereof: shares in affiliated companies	-693	-637	-1,231
=Total financial assets	12,859	9,904	24,150

Financial liabilities shown in the Consolidated Financial Statements	-27,163	-24,850	-19,609

Thereof: to affiliated companies	239	167	486
Thereof: to associated companies	2,449	2,319	2,495
=Total financial liabilities	-24,475	-22,364	-16,628

Net financial position	-11,616	-12,460	7,522

Despite the substantial funds that went toward the acquisition of Ruhrgas shares, investments in fixed assets and other shareholdings, and the payment of cash dividends, the E.ON Group’s net financial position has improved from the figure of -€12,460 million reported as of 31 December 2002.

     This is mainly attributable to cash provided by operating activities, funds received from the sale of Viterra Energy Services, and the repayment of loans that had been made to Degussa. A further positive factor was the marked decline in the value of the U.S. dollar and the British pound against the euro.

     Interest expense (net) rose by €394 million relative to the prior-year figure, primarily due to the increase in interest expense related the financing of the Powergen and Ruhrgas acquisitions. Interest income also declined because on average the Company had fewer total financial assets compared with the prior–year period and because of lower interest rates.

     On 4 August 2003, Standard & Poor’s confirmed its AA- rating for E.ON’s long-term bonds and changed the outlook from stable to negative. Since 10 January 2003, E.ON bonds have had a long-term rating of A1 (stable outlook) from Moody’s. Moody’s left its rating unchanged following the annual review process. Commercial paper issued by E.ON is rated A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining a strong single-A rating.

	1 January — 30 June

E.ON Group financial key figures	2003	2002

	€ in millions
Other interest and similar income, excluding affiliated companies(1)	317	390
Interest and similar expenses, excluding affiliated companies	-706	-385

Interest expense, net	-389	5

EBITDA(2)	4,891	3,639

Cash provided by operating activities	2,042	2,312

(1)	Excludes income from long-term securities.

(2)	Non-GAAP financial measure; a reconciliation to internal operating profit can be found on page 31.

Interim Report II/2003

Highlights

     In early June 2003 Ruhrgas acquired a 15-percent stake in Njord Field, a gas and oil producing basin in the Norwegian North sea, from ConocoPhillips, an American petroleum company. The Njord Field has just over 10 billion cubic meters (m3) equivalent of natural gas reserves and 51 million barrels of oil reserves. Gas extraction is due to begin in two to three years. Ruhrgas’s interest gives it ownership of 300 million m3 of natural gas production annually. Oil production at Njord Field began in 1997. Ruhrgas intends to sell its share of the Njord Field oil on the wholesale market. Plans call for the Njord Field acquisition, which is subject to approval by Norwegian regulators, to take effect retroactively to 1 January 2003.

     E.ON Energie announced its intention to further streamline its energy marketing operations by merging Schleswag, Hein Gas and Hansegas, three of its affiliates in northern Germany. The new company will be called E.ON Hanse and have its principal executive offices in Quickborn. E.ON Hanse will provide electric, gas, and water service to approximately 1.5 million customer accounts. E.ON Energie will own about 74 percent of E.ON Hanse. The remaining 26 percent is held by local authorities in Schleswig-Holstein.

     A merger agreement for the combination of three regional utilities—EWW, Pesag, and EMR—was also signed in July 2003. The new company will be called E.ON Westfalen-Weser and have its headquarters in Paderborn. E.ON Energie will own approximately 63 percent of the company. The remaining shares are held by 39 municipal authorities. E.ON Westfalen-Weser will serve roughly 650,000 customers, ranking it among Germany’s ten largest regional utilities.

     In early July 2003, E.ON Energie concluded an asset-swap agreement with CEZ, a Czech energy utility. Under the deal, E.ON Energie would acquire CEZ’s shareholdings in JME and JCE, regional electric companies that operate in the southern Czech Republic. In return, CEZ would acquire E.ON’s minority interests in two Czech regional utilities, ZCE and VCE. The transaction increases E.ON’s shareholding in JME from just under 45 percent to over 80 percent, giving E.ON a controlling equity interest. E.ON’s stake in JCE increases from slightly less than 14 percent to 48 percent. E.ON plans to acquire additional equity in JCE. JME and JCE, which have adjacent service territories, together supply 1.4 million customers with about 12 billion kWh of electricity annually and have about a 24-percent share of the Czech electric distribution market.

     In compliance with the terms of the ministerial approval for the E.ON-Ruhrgas deal, E.ON Energie and Ruhrgas concluded agreements in late July 2003 to sell their respective 22 percent shareholdings in Bayerngas to the municipal utilities of Munich, Augsburg, Regensburg, and Ingolstadt and to the City of Landshut. The transaction must be cleared by the Federal Ministry for Economics and Labor. The deal must also be approved by the supervisory boards of the companies involved.

     In late July, E.ON Energie also sold its 80.5-percent stake in Gelsenwasser to a joint venture company owned by the municipal utilities of Dortmund and Bochum for €835 million. E.ON expects to record a gain on disposal of roughly €440 million. Pursuant to U.S. GAAP, Gelsenwasser is now reported under discontinued operations. The sale requires the approval of antitrust authorities and the Federal Ministry for Economics and Labor.

     At E.ON Bayern’s annual general meeting of shareholders in June 2003, the shareholders voted in favor of a squeeze out under which E.ON Energie, E.ON Bayern’s principal shareholder, would acquire the shares of minority shareholders in exchange for cash pursuant to Article 327a of the German Stock Corporation Act. Minority shareholders may also exchange their E.ON Bayern shares for E.ON AG stock.

     In early August, E.ON sold its remaining HypoVereinsbank shares, which amounted to about 4.8 percent of the bank’s stock, to Citigroup for €390 million. The transaction price of €15.57 per share was 2 percent below the stock’s closing price immediately prior to the sale. E.ON will record a small net book gain on the deal. HypoVereinsbank stock has rebounded more than 130 percent since reaching an all-time low of €6.71 in March 2003.

Interim Report II/2003

on·top

     In a relatively short time, E.ON has transformed itself from a diversified conglomerate into a clearly focused power and gas group. Now our biggest challenge is to outperform our major European rivals in terms of return on capital employed (ROCE) and to make sure that our returns exceed our capital costs in every market where we do business. To meet this challenge, we need to achieve both the scale and operational excellence that will put us at the forefront of our industry.

     Over the last three months, our on·top project team of more than one hundred senior managers and professionals has developed and critically reviewed a range of proposals to help us get there. Their work has helped us plot E.ON’s strategic course, fine-tune our organizational structure, and set performance targets.

     After a thorough review, the project team determined that E.ON is right to pursue an integrated business model and focus on power and gas. It also defined five target markets. One is the midstream gas business, which has a pan-European scope and can therefore be viewed as one market. The four others are regionally integrated target markets for electricity operations: Central Europe, the U.K., the Nordic region, and the Midwestern U.S. Included in these four target markets is the downstream gas business, which also has a predominantly regional character and is closely linked to the electricity industry by the possibilities of power-gas convergence. We believe E.ON already has a solid competitive position in all these markets.

     We have clear priorities within our target markets. It is a strategic necessity that we further fortify our competitive position in European power and gas markets. For this reason, over the medium term we intend to concentrate our investments in Europe and not in the U.S. Our capital expenditures will be aimed primarily at maintaining and consolidating our European energy business. No major acquisitions are planned.

     We intend to make adjustments to E.ON’s organizational structure that will enable us to deliver on our market-oriented strategy. The on·top team’s exhaustive review concluded that E.ON is currently well positioned in its markets and that vertical integration covering the entire energy production and delivery sequence in power and gas is superior to horizontal integration. In other words, we do not plan to radically alter our organization. Nevertheless, some fine-tuning will be necessary. First, our structure must be designed to ensure that decisions are made at an organizational level that is close to our markets and close to our customers. Second, it must ensure that we achieve the best performance possible.

     The E.ON Group will have a three-tier organization consisting of a corporate center, market units, and business units. The corporate center’s main tasks will be to chart E.ON’s strategic course as an energy group, to coordinate issues that transcend individual markets, and to continually optimize our portfolio of companies. Market units will be responsible for managing their respective markets or regions. Finally, our business units will be responsible for executing strategy and managing day-to-day operations.

     E.ON has also set ambitious financial targets. Our aim is to increase ROCE from the 9.3 percent we achieved in 2002 to at least 10.5 percent in 2006. This return target is substantially higher than our cost of capital. To reach this objective, we intend not only to make our capital more productive but also to increase our EBIT by €2 billion over the same period. We expect €1 billion of this improvement to be achieved by implementing the on·top process-improvement program. ROCE and EBIT are non-GAAP financial measures. Our targets for the most directly comparable U.S. GAAP financial measures–total assets and net income–are approximately €110 billion and €3.4 billion, respectively.

     Our task through the end of 2003–the second phase of the on·top project–is to implement the decisions and measures that emerged from the project’s first phase.

Interim Report II/2003

Outlook

     In view of the overall positive earnings development in the first six months of 2003, we expect full-year internal operating profit to surpass the prior year’s record figure, though not to maintain the rate of increase of the first half of the current year. This is due to the effect of first-time consolidations, which primarily impact the first half of the year, and the deconsolidation of Degussa, which mainly impacts quarters two through four.

     We expect a further improvement in E.ON Energie’s internal operating profit. We also anticipate that operating improvements in 2003 will more than compensate for the above-average charges from the change in our accounting for asset retirement obligations required by new U.S. GAAP standards.

     We expect Ruhrgas to report markedly improved results for full year 2003. Even after charges relating to the purchase price allocation (the revaluation of the assets and liabilities acquired) and interest on the acquisition financing, we expect Ruhrgas to make a substantial contribution to Group internal operating profit.

     We also expect Powergen Group to increase its internal operating profit and to make a positive contribution to Group internal operating profit.

     We also anticipate that Viterra will achieve further improvements in internal operating profit, owing in particular to the portfolio measures it has instituted as part of its focus strategy.

     In 2002 Degussa was a fully consolidated E.ON division. But starting in February of this year Degussa’s earnings are accounted for at equity in line with E.ON’s 46.5 percent shareholding in the company. This accounting change means that Degussa will make a substantially smaller contribution to Group internal operating profit in 2003. Nevertheless, we anticipate that the substantial earnings streams from our core business will compensate for the significant decline in Degussa’s contribution.

     Despite the extraordinary effects that caused net income to decline in the first half of the year, from today’s perspective we anticipate that net income for 2003 will surpass the prior-year figure, though this forecast is subject to revision if there are tax law changes. We expect to record substantial disposal gains, in particular from divestments already completed and the fulfillment of requirements imposed in conjunction with our acquisition of Ruhrgas. As of the date of this report, we do not anticipate extraordinary charges of a magnitude similar to those reported in 2002.

Interim Report II/2003

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Income

	Second quarter		First half

	2003	2002(1)	2003	2002(1)

	(€ in millions)
Sales	10,399	7,794	24,107	16,173
Electricity/natural gas tax	-885	-237	-1,916	-477
Sales, net of electricity/natural gas tax	9,514	7,557	22,191	15,696
Cost of goods sold and services provided	-7,074	-5,439	-16,635	-11,276

Gross profit on sales	2,440	2,118	5,556	4,420

Selling expenses	-1,068	-1,108	-2,331	-2,011
General and administrative expenses	-299	-230	-662	-655
Other operating income	1,111	456	2,617	1,571
Other operating expenses	-769	-991	-1,782	-1,577
Financial earnings	257	-875	172	-556

Income/(loss) from continuing operatings before income taxes and minority interests	1,672	-630	3,570	1,192

Income taxes	-508	185	-806	-194
Minority interests	-92	-160	-260	-475

Income/(loss) from continuing operations	1,072	-605	2,504	523

Income/(loss) from discontinued operations, net	695	806	697	2,699
Cumulative effect of changes in accounting principles, net	—	—	-448	191

Net income	1,767	201	2,753	3,413

Earnings per share (in €)
from continuing operations	1.64	-0.93	3.84	0.80
from discontinued operations	1.07	1.23	1.07	4.14
from cumulative effect of changes in accounting principles, net	—	—	-0.69	0.29

from net income	2.71	0.30	4.22	5.23

(1)	Adjusted for discontinued operations.

Interim Report II/2003

E.ON AG and Subsidiaries Consolidated Balance Sheet

	30 June 2003	31 December 2002

	(€ in millions)
Assets
Intangible assets	17,387	19,040
Property, plant, and equipment	39,852	41,989
Financial assets	20,045	16,971

Fixed assets	77,284	78,000

Inventories	2,587	3,840
Financial receivables and other financial assets	2,612	1,847
Operating receivables and other operating assets	15,121	17,009
Assets of disposal groups	850	508
Liquid funds	11,555	8,385

Nonfixed assets	32,725	31,589

Deferred taxes	3,646	3,042
Prepaid expenses	399	434

Total assets	114,054	113,065

Stockholders’ equity and liabilities
Stockholders’ equity	27,411	25,653
Minority interests	4,169	6,511
Provisions for pensions	7,153	9,163
Other provisions	25,929	25,146
Accrued liabilities	33,082	34,309
Financial liabilities	27,163	24,850
Operating liabilities	12,842	14,186

Liabilities	40,005	39,036

Liabilities of disposal groups	504	339
Deferred taxes	7,685	6,162
Deferred income	1,198	1,055

Total stockholders’ equity and liabilities	114,054	113,065

Interim Report II/2003

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

	1 January – 30 June

	2003	2002

	(€ in millions)
Net income	2,753	3,413
Income applicable to minority interests	260	475
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	-697	-2,699
Depreciation, amortization, impairment	1,408	2,147
Changes in provisions	1,129	-211
Changes in deferred taxes	-325	-144
Other non-cash income and expenses	-314	-190
Gain/(loss) on disposal of fixed assets	-693	-484
Changes in non-fixed assets and other operating liabilities	-1,479	5

Cash provided by operating activities	2,042	2,312

Payments from disposals of
financial assets	3,380	3,534
intangible and fixed assets	298	294
Purchase of
financial assets	-5,059	-2,440
intangible and fixed assets	-1,025	-1,130
Changes in other liquid funds	1,729	2,698

Cash provided by (used for) investing activities	-677	2,956

Payments received/made from changes in capital, including minority interests	—	43
Payments for treasury stock, net	—	12
Payment of cash dividends to
stockholders of E.ON AG	-1,142	-1,100
minority stockholders	-184	-189
Changes in financial liabilities	3,445	7,838

Cash provided by (used for) financing activities	2,119	6,604

Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	3,484	11,872
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	29	-281
Liquid funds at the beginning of the period (< 3 months)	1,342	4,239
Liquid funds from discontinued operations at the beginning of the period (< 3 months)	-5	-377

Liquid funds from continuing operations at the end of the period (< 3 months)	4,850	15,453
Securities available for sale from continuing operations at the end of the period (> 3 months)	6,705	6,647
Securities available for sale from discontinued operations at the end of the period (> 3 months)	—	—
Liquid funds from discontinued operations at the end of the period (< 3 months)	—	83

Liquid funds as shown on the balance sheet	11,555	22,183

Interim Report II/2003

Consolidated Statements of Changes in Stockholders’ Equity

				Cumulated
				other comprehensive income

						Additional
		Additional		Currency	Securities	minimum
	Capital	paid-in	Retained	translation	available	pension	Cash flow	Treasury
	Stock	capital	earnings	adjustments	for sale	liability	hedges	Stock	Total

	(€ in millions)
1 January 2002	1,799	11,402	11,795	376	-265	-320	-51	-274	24,462
Treasury stock repurchased/sold
Cash dividends paid			-1,100						-1,100
Net income			3,413						3,413
Other comprehensive income				-229	317	-34	10	12	76
Total comprehensive income
30 June 2002	1,799	11,402	14,108	147	52	-354	-41	-262	26,851

1 January 2003	1,799	11,402	13,472	-242	-3	-401	-115	-259	25,653
Treasury stock repurchased/sold			-1					3	2
Cash dividends paid			-1,142						-1,142
Net income			2,753						2,753
Other comprehensive income				-604	614	35	100		145
Total comprehensive income
30 June 2003	1,799	11,402	15,082	-846	611	-366	-15	-256	27,411

Interim Report II/2003

Notes

Accounting and Valuation Policies

     The accounting and valuation policies used to prepare the Interim Financial Statements for the six months ended 30 June 2003 correspond to those used for the Consolidated Financial Statements for the year ended 31 December 2002 with the exception of those described below.

     During the first half of 2003, E.ON became subject to new accounting and disclosure requirements set forth in certain new standards and interpretations. These are the Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations”; SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”; SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB 123”; FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”; FIN 46, “Consolidation of Variable Interest Entities: An Interpretation of Accounting Research Bulletin 51”; SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”; and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” With the exception of SFAS 149 and SFAS 150, these new accounting rules are described in detail in E.ON’s 2002 Annual Report. Only SFAS 143 has had a material impact on E.ON’s earnings situation in fiscal year 2003.

     SFAS 143 is effective for fiscal years that begin after 15 June 2002. The standard requires that the fair value of a legal obligation arising from the retirement of an asset be recorded as a liability in the period in which the obligation arises, to the extent that a reasonable estimate of fair value is possible. At the same time, the carrying value of the asset underlying the obligation is to be increased. Over the estimated life of the asset, the liability is accreted to its present value, and the related capitalized charge is depreciated over the useful life of the asset.

     FIN 45 expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees. The interpretation also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation.

     FIN 46 addresses the conditions under which an entity should be consolidated based on variable interests, as well as the disclosure requirements regarding any such variable interest entity (VIE). By adopting the interpretation we are obligated to consolidate not only companies in which we exercise management control through a majority voting interest but also VIEs for which we are the primary beneficiary. We are also obligated to disclose certain information about significant interests we hold in VIEs for which we are not the primary beneficiary. The requirements of FIN 46 apply immediately to all VIEs created after 31 January 2003 and are effective beginning in the third quarter of 2003 for all VIEs created before 1 February 2003. Based on our initial review, we believe the interpretation applies only to certain of our jointly owned companies and to two leasing companies that we operate in the energy industry. We are the primary beneficiary of the relationship with these entities. We believe that in the third quarter of 2003 we will be required to consolidate energy-industry companies with total assets and corresponding liabilities and equity of €877 million and earnings of €11 million. Another VIE that we will have to consolidate is an interest in a jointly owned company that manages shareholdings in non-energy-related activities. As of 30 June 2003 this company had total assets and corresponding liabilities and equity of €1,035 million and recorded a loss of €4.6 million for the six months ended on this date. In addition, we have a significant interest in a leasing company that operates in the energy sector. As of 30 June 2003 this company had total assets and corresponding liabilities and equity of €175 million and recorded earnings of approximately €28 million for the six months ended on this date. E.ON’s maximum exposure to loss relating to these VIEs is €13 million.

     SFAS 149, which was issued in April 2003, updates the accounting rules for derivative instruments. SFAS 149, which amends SFAS 133’s scope of application as well as its definition of a derivative, incorporates the decisions of other Financial Accounting Standards Board (FASB) projects on financial instruments and interpretations of the Derivatives Implementation Group.

     In May 2003 the FASB issued SFAS 150. By adopting SFAS 150 we are required to record as liabilities financial instruments that have characteristics of both liabilities and equity, whereas prior to adoption we were permitted to record such financial instruments as equity. The requirements of SFAS 150 are effective for reporting periods beginning after 15 June 2003 and apply immediately to all financial instruments that are issued or modified after 31 May 2003.

Interim Report II/2003

Acquisitions, Disposals, and Discontinued Operations

     Significant Acquisitions in 2003. On 31 January 2003, E.ON reached an out-of-court settlement with the nine companies that had filed suit in the state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas acquisition. The acquisition of RAG’s Bergemann shares was completed on the same day. By the beginning of March 2003, E.ON had acquired 100 percent of the shares in Ruhrgas for a total purchase price of €10.2 billion. Ruhrgas’s results of operations are included in E.ON’s Consolidated Statements of Income as of 1 February 2003.

     The following unaudited pro-forma consolidated results of operations of the Company are presented as if the acquisition of Ruhrgas and other significant 2002 acquisitions (Powergen and TXU’s retail operations) had taken place at the beginning of the periods presented. Adjustments to the Company’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization, and related tax effects resulting from the purchase price allocation. The pro-forma figures also include adjustments to give effect to interest costs determined on the basis of E.ON’s average interest rate for debt.

     This unaudited pro-forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the periods presented.

     Significant Disposals in 2003. In accordance with the July 2001 agreement between E.ON AG and BP plc. (BP), London, E.ON AG received a initial preliminary sales price of approximately €2.8 billion in 2002 for 100 percent of the shares of VEBA Oel. Under the terms of the agreement, the final purchase price was to depend on a number of conditions and calculations, in particular on the proceeds BP received from the sale of VEBA Oel’s exploration and production operations. Because of the political situation in Venezuela, it is unclear at this time when it will be possible to complete the sale of VEBA Oel’s Venezuelan operations. In April 2003 E.ON AG and BP therefore reached an agreement (without prejudice to the standard guarantees in the contract) on the final purchase price for VEBA Oel. Under the agreement, the total price for VEBA Oel is approximately €2.9 billion, giving E.ON a total book gain of €1,658 million in 2002 and 2003.

     Effective 31 January 2003, E.ON sold 18.08 percent of Degussa in a cash tender transaction to RAG and recorded a gain on disposal of €168 million. E.ON has retained a 46.48 percent interest in Degussa and accounts for this investment under the equity method.

     In addition, in January 2003 E.ON concluded an agreement to sell its 15.9-percent shareholding in Bouygues Telecom, France’s third-largest cellular phone company, in two steps to the Bouygues Group. In the first quarter of 2003, the Company sold 5.77 percent of Bouygues Telecom and recorded a gain of €294 million. With respect to the remaining interest, the agreement grants E.ON a put option that it may exercise beginning in late 2005.

     Discontinued Operations in 2003. As a legal condition for the acquisition of Ruhrgas, E.ON is required to dispose of its 80.5-percent interest in Gelsenwasser within six months of the effective date of the Ruhrgas acquisition (upon application, the deadline can be extended to a maximum of twelve months). Gelsenwasser provides drinking water, industrial water, natural gas, and other utility services in Germany. In late July 2003, E.ON sold its stake in Gelsenwasser to a joint venture company owned by the municipal utilities of Dortmund and Bochum for €835 million. E.ON expects to record a book gain of roughly €440 million on the transaction. The sale requires the approval of antitrust regulators and the Federal Ministry for Economics and Labor.

     At year end 2002, Viterra Energy Services was shown as a discontinued operation in E.ON’s Consolidated Financial Statements. In April 2003 Viterra reached an agreement with CVC Capital Partners to sell 100 percent of its ownership interest in Viterra Energy Services. The transaction was completed in June 2003. In early 2003 Viterra sold Viterra Contracting, a wholly owned subsidiary. Both of these dispositions are consistent with Viterra’s strategic focus on residential real estate and real estate development.

Pro-forma information

	Second quarter		First half

	2003	2002	2003	2002

	(€ in millions)
Sales	9,513	12,078	23,533	26,871
Net income before cumulative effect of changes in accounting principles	1,767	222	3,261	3,697
Net income	1,767	222	2,823	3,888
Earnings per share (in €)	2.71	0.34	4.33	5.96

Interim Report II/2003

     All of the business components discussed above are classified as discontinued operations in the accompanying Consolidated Statements of Income. The sales associated with discontinued operations were €423 million and €9,275 million for the six months ended 30 June 2003 and 2002, respectively. Income from continuing operations before income taxes and minority interests associated with discontinued operations was €743 million and €2,848 million for the six months ended 30 June 2003 and 2002, respectively. This includes a net gain on disposal of discontinued operations of €613 million and €2,048 million for the six months ended 30 June 2003 and 2002, respectively.

     The Consolidated Balance Sheet at 30 June 2003 includes assets and liabilities of disposal groups held for sale relating to Gelsenwasser. The assets of these disposal groups include property, plant, and equipment of €518 million, financial assets of €97 million, intangible assets of €3 million, and nonfixed assets of €232 million. The liabilities of these disposal groups held for sale comprise accrued liabilities of €217 million, financial and operating liabilities of €194 million, and other liabilities of €93 million.

     Significant disposals and discontinued operations in 2002 are described in detail in our 2002 Annual Report.

Research and Development

     E.ON AG’s research and development expense consists primarily of the R&D expenses of Degussa and Ruhrgas. These totaled €47 million in the first half of 2003, compared with €177 million in the first six months of 2002.

Income from discontinued operations

	1 January – 30 June

	2003	2002

	(€ in millions)
VAW aluminium	—	952
VEBA Oel	-37	1,612
Stinnes	—	106
Degussa activities	—	-32
Viterra activities	686	34
E.ON Energie activities	48	27

Total	697	2,699

Earnings per Share

Earnings per share were computed as follows:

Earnings per share

	Second quarter		First half

	2003	2002(1)	2003	2002(1)

	(€ in millions)
Income/(loss) from continuing operations before income taxes and minority interests	1,072	-605	2,504	523
Income from discontinued operations	695	806	697	2,699
Cumulative effect of changes in accounting principles, net	—	—	-448	191

Net income	1,767	201	2,753	3,413

Weighted average number of shares (in 1,000)	652,347	652,461	652,345	652,005
Earnings per share (in €)
from continuing operations	1.64	-0.93	3.84	0.80
from discontinued operations	1.07	1.23	1.07	4.14
from cumulative effect of changes in accounting principles, net	—	—	-0.69	0.29

from net income	2.71	0.30	4.22	5.23

(1)	Adjusted for discontinued operations.

Interim Report II/2003

Financial Earnings

The table below provides details of financial earnings for the periods indicated.

Financial earnings

	1 January–30 June

	2003	2002	Change

	(€ in millions)
Income from companies accounted for at equity	606	523	+16%
Other income from share investments	135	94	+44%

Income from share investments	741	617	+20%

Income from long-term securities and long-term loans	63	96	-34%
Other interest and similar income	317	419	-24%
Interest and similar expenses	-948	-426	+123%
Thereof: accretion expense related to adoption of SFAS 143	-241	—	—

Interest and similar expenses, net	-568	89	—

Write-downs of securities and long-term loans	-1	-1,262	—

Financial earnings	172	-556	—

Goodwill and Intangible Assets

The table below shows the changes in the carrying amount of goodwill in the first half of 2003 by segment.

Goodwill(1)

	1 January–30 June 2003

	E.ON					Other/
	Energie	Ruhrgas	Powergen	Viterra	Degussa	Consolidation	Total

	(€ in millions)
Book value as of 31 December 2002	2,958	—	8,653	17	2,884	—	14,512

Goodwill additions and disposals	101	2,636	—	—	-2,884	6	-141
Goodwill impairment	—	—	—	—	—	—	—
Other changes(2)	-491	—	-566	-4	—	—	-1,061

Book value as of 30 June 2003	2,568	2,636	8,087	13	—	6	13,310

(1)	Excludes goodwill of companies accounted for at equity.

(2)	Other changes include reclassifications and exchange-rate differences.

Goodwill of €2,636 million related to the acquisition of Ruhrgas is a preliminary amount. At 30 June 2003, procedures to determine the fair value of certain intangible assets of Ruhrgas were not yet finalized and, accordingly, the amount currently assigned to goodwill is subject to change.

Interim Report II/2003

     Intangible assets. As of 30 June 2003 and 31 December 2002, the Company’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:

Intangible assets

	30 June 2003	31 December 2002

	(€ in millions)
Intangible assets subject to amortization
Acquisition costs	4,064	4,826
Accumulated amortization	-758	-863

Net book value	3,306	3,963

Intangible assets not subject to amortization	771	565

Total	4,077	4,528

     The Company recorded an aggregate expense of €181 million on its intangible assets in the first half of 2003, compared with €115 million in the first half of 2002. The Company did not incur impairment charges on intangible assets not subject to amortization or goodwill in the first half of 2003.

     Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2003 and each of the five succeeding fiscal years is as follows: 2003 (remaining six months): €178 million, 2004: €278 million, 2005: €255 million, 2006: €240 million, 2007: €234 million, 2008: €223 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Treasury Shares Outstanding

     The number of treasury shares outstanding as of 30 June 2003 remained largely unchanged from 31 December 2002. E.ON AG distributed 43,173 shares of treasury stock to employees who qualified by participating in an employee savings plan (InvestPrämie Plus). E.ON AG now holds 4,363,996 shares of its own stock. A further 35,250,955 shares of E.ON stock are held by subsidiaries. E.ON thus holds 5.7 percent of all of its outstanding shares.

Asset Retirement Obligations

     The Company’s asset retirement obligations at 30 June 2003 relate to the decommissioning of nuclear power stations in Germany (€7,880 million) and Sweden (€362 million), environmental improvements at nonnuclear power station sites, including removal of electricity transmission and distribution equipment (€361 million), and environmental improvements at gas storage (€77 million) and mining facilities (€61 million). The fair value of the nuclear decommissioning obligations was determined based on third party valuations.

     On initial adoption of SFAS 143 on 1 January 2003, the Company recorded an additional liability of €1,370 million, a net asset retirement cost of €276 million capitalized as an increase to the carrying amount of the associated long-lived assets, and a long-term receivable of €360 million. We recognized a net after-tax loss of €448 million (pretax loss: €734 million) upon initial adoption of this statement.

     Accretion expense pertaining to continued provisions of €241 million for the current period is included in financial earnings.

     If SFAS 143 had been applied for all periods affected, the Company would have reported total asset retirement obligations of €7,080 million and €8,638 million at 1 January 2002 and 31 December 2002, respectively. In its Consolidated Statements of Income, the Company would have reported net income of €3,201 million and €3,324 million and earnings per share of €4.91 (actual: €4.22) and €5.10 (actual: €5.23) for the six months ended 30 June 2003 and 2002, respectively. These pro-forma amounts were measured using information, assumptions, and interest rates that were current at the date of the Company’s initial adoption of SFAS 143.

Interim Report II/2003

Contingent Liabilities Arising from Guarantees

     Financial Guarantees. The Company’s financial guarantees include both direct and indirect obligations. Direct guarantees involve contracts that require the guarantor to make contingent payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, a liability, or an equity security of the guaranteed party. Indirect guarantees (guarantees of indebtedness of others) may or may not be based on changes in an underlying obligation that is related to an asset, a liability, or an equity security of the guaranteed party.

     At 30 June 2003, the Company’s direct financial guarantees principally comprise nuclear-energy-related items that are described in detail in our 2002 Annual Report. Direct financial guarantees also include obligations to creditors of related parties and third parties (maximum potential undiscounted future payments at 30 June 2003: €709 million; year end 2002: €866 million) with specified terms up to 2029. €289 million (year end 2002: €573 million) of this amount involves guarantees issued on behalf of related parties.

     Indirect guarantees include obligations in connection with cross-border leasing transactions (maximum potential undiscounted future payments at 30 June 2003: €187 million; year end 2002: €535 million) with terms up to 2010. Furthermore, indirect guarantees include obligations to provide financial support to primarily related parties with respect to certain loan agreements (maximum potential undiscounted future payments at 30 June 2003: €167 million; year end 2002: €218 million) and have terms up to 2022.

     The Company has recorded provisions of €52 million at 30 June 2003 (year end 2002: €50 million) with respect to all financial guarantees.

     Indemnification Agreements. Disposition agreements concluded throughout the Group in recent years include indemnifications and other guarantees (maximum potential undiscounted future payments at 30 June 2003: €4,415 million; year end 2002: €5,663 million) with terms up to 2041 in accordance with local legal requirements. These typically relate to standard guarantees, potential environmental liabilities, and taxes. Sometimes it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. Examples include customary guarantees in certain contracts, as well as certain environmental and tax indemnities. In many cases, the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €54 million at 30 June 2003 (year end 2002: €287 million) with respect to all indemnifications and other guarantees included in disposition agreements. Guarantees given by companies that were later sold by E.ON AG (or by VEBA AG or VIAG AG before their merger) are included in the final sales contracts.

     Other Guarantees. Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments at 30 June 2003: €36 million; year end 2002: €36 million) with an effective period through 2020 and warranties and market-value guarantees (maximum potential undiscounted future payments: €89 million). The Company has recorded provisions of €10 million with respect to these guarantees. Other guarantees also include product warranties (€20 million included in provisions as of 30 June 2003; year end 2002: €72 million).

Interim Report II/2003

Information by Operating Segment

		Adjustments for	Adjusted
	Reported	discontinued	figures for
	in 1H02	operations	1H02	1H03

	(€ in millions)
E.ON Energie	1,787	-46	1,741	1,873
Ruhrgas	—	—	—	611
Powergen	—	—	—	306
Viterra	139	-56	83	101
Degussa	329	5	334	105
E.ON AG/Consolidation	97	—	97	-319

Internal operating profit	2,352	-97	2,255	2,677

Nonoperating income (loss)	-1,059	-4	-1,063	893
Income/(loss) from continuing operations before income taxes and minority interests	1,293	-101	1,192	3,570

Net income	3,413	—	3,413	2,753

     The reportable segments are presented in line with the Company’s internal organizational and reporting structure based on products and services. The reportable segments are Energy, Real Estate, and Chemicals. The Company’s core energy business consists of three segments: E.ON Energie, Ruhrgas, and Powergen. The segment Other/Consolidation comprises the results of central Group financing, interests managed directly by E.ON, E.ON AG itself, and consolidation effects at the Group level.

     In accordance with SFAS 144, E.ON reports as a discontinued operation an operating segment or substantial component of an entity that has either been disposed of or is intended for sale.

     The decisions to dispose of Viterra Energy Services and certain Degussa operations were made after the first half of 2002. As a result, these companies and operations are recorded as discontinued operations in 2002. In addition, E.ON Energie’s Gelsenwasser subsidiary as well as Viterra Contracting are shown under discontinued operations beginning in the first quarter of 2003.

     Consolidated sales, earnings, and investment figures for the first half of 2003 and 2002 have been adjusted for the effects of discontinued operations.

     An indicator of a business’s long-term earnings power, internal operating profit is E.ON’s key performance metric in terms of management’s analysis of the business. Internal operating profit is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and nonrecurring expenses. Page 5 contains a detailed reconciliation of internal operating profit to income/(loss) from continuing operations before income taxes and minority interests.

     E.ON also provides EBIT and EBITDA by segment. This range of key figures makes it possible to break down each operating segment’s overall business performance according to its operating, investment, and financial drivers. EBIT and EBITDA are reconciled to internal operating profit in the table below.

     Because they are adjusted for nonrecurring effects, the segment key figures shown in this section of the E.ON Interim Report may differ from the corresponding U.S. GAAP figures reported in the Consolidated Statements of Income.

     Furthermore, for purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest results. The interest portions of the increases in other long-term provisions are treated analogously to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income. In the first six months of 2003 and 2002, interest income (net) primarily reflects tax-related interest expenses.

Interest income (net) charged against internal operating profit

	1 January–30 June

	2003	2002(1)

	(€ in millions)
Interest income shown in Consolidated Statements of Income	-568	89

Interest income, net(2)	21	13
Interest portion of long-term provisions	-259	-263

Interest income (net) charged against internal operating profit	-806	-161

(1)	Adjusted for discontinued operations.

(2)	This figure is calculated by adding in interest expenses and subtracting interest income.

Interim Report II/2003

Information by operating segment

	1 January–30 June

	E.ON Energie		Ruhrgas		Powergen

	2003	2002(1)	2003	2002	2003	2002

	(€ in millions)
External sales	11,747	9,675	5,573		5,212
Intersegment sales	—	9	195		2

Total sales	11,747	9,684	5,768		5,214

EBITDA	3,019	2,513	804		765
Depreciation/amortization and write-downs charged against internal operating profit(2)	-778	-691	-173		-308
EBIT	2,241	1,822	631		457
Interest income charged against internal operating profit	-368	-81	-20		-151

Internal operating profit	1,873	1,741	611		306

Thereof earnings from companies accounted for at equity(3)	223	252	70		36

Investments	952	2,569	248		428

Intangible and fixed assets	594	640	63		330
Financial assets	358	1,929	185		98
Thereof companies valued at equity	100	414	—		4

Cash provided by operating activities	2,467	1,411	439		91

Total financial assets	11,093	9,386	557		270
Total financial liabilities	-3,679	-4,734	-766		-7,638

Net financial position	7,414	4,652	-209		-7,368

	1 January–30 June

	Viterra		Degussa		Other/Consolidation		E.ON-Group

	2003	2002(1)	2003	2002(1)	2003	2002(1)	2003	2002(1)

	(€ in millions)
External sales	510	535	994	5,891	71	72	24,107	16,173
Intersegment sales	4	6	—	39	-201	-54	—	—

Total sales	514	541	994	5,930	-130	18	24,107	16,173

EBITDA	259	250	182	896	-138	-20	4,891	3,639
Depreciation/amortization and write-downs charged against internal operating profit(2)	-77	-80	-59	-428	-13	-24	-1,408	-1,223
EBIT	182	170	123	468	-151	-44	3,483	2,416
Interest income charged against internal operating profit	-81	-87	-18	-134	-168	141	-806	-161

Internal operating profit	101	83	105	334	-319	97	2,677	2,255

Thereof earnings from companies accounted for at equity(3)	—	2	52	21	12	75	393	350

Investments	95	299	36	522	4,325	180	6,084	3,570

Intangible and fixed assets	46	24	36	454	-44	12	1,025	1,130
Financial assets	49	275	—	68	4,369	168	5,059	2,440
Thereof companies valued at equity	—	—	—	4	—	—	104	418

Cash provided by operating activities	136	101	-93	438	-998	362	2,042	2,312

Total financial assets	730	123		368	209	14,273	12,859	24,150
Total financial liabilities	-2,496	-3,255		-3,406	-9,896	-5,233	-24,475	-16,628

Net financial position	-1,766	-3,132		-3,038	-9,687	9,040	-11,616	7,522

(1)	Adjusted for discontinued operations.

(2)	In the first half of 2002, depreciation/amortization and write-downs charged against internal operating profit deviate from the corresponding U.S. GAAP figures, primarily due to the valuation allowance on our HypoVereinsbank stock which was recognized in other nonoperating earnings.

(3)	Earnings of companies accounted for at equity for the first half of 2003 and 2002 deviate from income from companies accounted for at equity pursuant to U.S. GAAP. In 2003 this is due to the reclassification of at-equity earnings from RAG as other nonoperating earnings (see page 5). In 2002 the deviation results from the book gain on the sale of our Steag interest, which likewise was recorded in other nonoperating earnings.

Financial Calendar

17 November 2003	Interim Report: January – September 2003
10 March 2004	Annual Press Conference
11 March 2004	Analysts Conference
28 April 2004	Annual Shareholders Meeting
13 May 2004	Interim Report: January – March 2004
12 August 2004	Interim Report: January – June 2004

For more information about E.ON, contact: Corporate Communications E.ON AG E.ON-Platz 1 40479 Düsseldorf Germany T +49 (211) 4579-367 F +49 (211) 4579-532 info@eon.com www.eon.com

     This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON’s 2002 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: August 14, 2003	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting